Exhibit 99.1
Satyam scripts diversification strategy
Acquires Maytas Infra and Maytas Properties to create a significant infrastructure play
HYDERABAD, India, Dec 16, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced that its Board of Directors has approved the proposals to acquire 100% stake in Maytas Properties and 51% in Maytas Infra.
Maytas Infra, a 23-year old company, is engaged in the business of infrastructure construction and asset development encompassing core areas of India’s economic growth viz., highways, metro/railways, ports, transport management systems, airports, power, oil & gas, irrigation, water treatment, etc. The company’s track record of delivering excellence has created a niche for itself with innovative business models capturing a strategic and significant share of the action in the infrastructure space.
Maytas Properties Ltd is a scale player in development of urban space infrastructure such as masterplanned integrated townships, special economic zones, hospitality, retail and entertainment spaces meeting the enormous and rapidly growing need for high quality spaces in tier 1 and tier 2 cities of India. Maytas Properties is uniquely positioned in this sector to create value based on its own large and strategically located landbanks, brand and technology alliances. Maytas Properties, along with Maytas Infra completely addresses the developmental infrastructure space which continues to be a high growth area in the current scenario.
“The two acquisitions pave the way for accelerated growth in additional geographies and market segments such as transportation, energy and several infrastructure sectors for the core IT business.” said Satyam Chairman and Founder B. Ramalinga Raju “This would de-risk the core business by bootstrapping a new business vertical in infrastructure. This market segment can mitigate the risks attributed to developed markets and traditional verticals that are likely to be impacted by the recessionary economy. The established brand of Satyam can further enhance the penetration into emerging markets and within the infrastructure industry. The two companies being acquired in a challenging market offer potential for upside in future.”
The total outflow for both the acquisitions is expected to be US$ 1.6 bn comprising of US$ 1.3 bn for the 100% stake in Maytas Properties and US$ 0.3 bn for the 51% stake in Maytas Infra. The acquisition of Maytas Properties would be immediate. In the case of Maytas Infra, Satyam will acquire 31% from the promoters and make an open offer for an additional 20% from the public given that the company is a listed entity on the domestic stock exchanges. While the price proposed to be paid to promoters is Rs. 475 per share, the price for the open offer has been approved to be Rs.525 per share and is subject to change in line with SEBI regulations..
Satyam reiterates its continued thrust and emphasis in the global IT and IT enabled services. The company will continue to invest in strengthening the global partnerships with elite customers.
Mr.Raju added, “We are confident that the combined entity will deliver greater shareholder value in an otherwise challenging environment. We are also convinced that the integrated organization would be stronger and more diversified to deal with the uncertainty of the market.”
Conference Call
Satyam management will host a conference call today, December 16, 2008, at 7:00 p.m. IST to discuss the acquisition. To participate in the conference call, domestic callers can dial 022 66295728 or 022 40392728 and international callers can dial +18667462133 and ask for the Satyam Call. A replay will be available by dialing 022 30651212 for domestic callers and +18773447529 (toll free) and +14123170088 for international callers and entering “8584#” from two hours after the end of the call until one week.
#
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.

Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.
*As of September 30, 2008
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.
#